NEWS RELEASE

AUGUST 17, 1998

FOR IMMEDIATE RELEASE
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TAMBORIL CIGAR COMPANY ANNOUNCES ISSUANCE OF 7,380,042 SHARES OF COMMON STOCK IN
CONVERSION OF PREFERRED STOCK

Miami, FL--TAMBORIL CIGAR COMPANY (NASD OTC Bulletin Board Symbol SMKE) today announced that on
August 5, 1998 it issued an aggregate of 7,380,042 shares of its common stock, par value $.0001 per share, to Infinity Emerging Opportunities limited, Summit Capital Limited and Glacier Capital Limited pursuant to a conversion of $994,650 aggregate stated amount of Tamboril's Series B Convertible Preferred Stock (the "Series B Shares") and $113,832.18 in accrued dividends on such Series B Shares. Infinity, Summit and Glacier invested $3,000,000 in the aggregate in Tamboril's placement of Series B Shares and 8% Convertible Debentures (the "Debentures") that was


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completed in September of 1997. The shares of common stock issued to the investors pursuant to the current conversions represent 56% of the issued and outstanding common stock of Tamboril(post-issuance), with 13,028,056 shares outstanding after the conversions. To date, Infinity, Summit and Glacier have converted an aggregate of $1,138,650 of stated amount of the Series B Shares, together with the associated dividends. The remaining stated amount of Series B Shares outstanding is $1,661,350 and the$200,000 principal amount of Debentures remains outstanding.

The Tamboril Cigar Company manufactures and distributes premium, hand-rolled cigars under the Tamboril/TM/, Cordova/TM/ and FORE!/TM/ brand names. Its manufacturing facilities are located in the Dominican Republic and its headquarters and U.S. sales offices are located in Miami, Florida. The Tamboril Cigar Company's common stock trades on the NASD OTC Bulletin Board under the trading symbol SMKE. For further information please contact the Company's Investor Relations at 1-800-227-5409.